  EXHIBIT 99.1
Intellipharmaceutics Provides Operational Update

TORONTO, September 5, 2017 -- Intellipharmaceutics International Inc. (Nasdaq: IPCI) (TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled- and targeted-release oral solid dosage drugs, today provided an operational update on its RexistaTM program, intellectual property (IP) portfolio, and drug development and commercialization progress.

“While we were disappointed with the July 26, 2017 advisory committee’s overall vote, we remain strongly confident in the potential commercial opportunity for RexistaTM and continue to execute based on this belief,” said Dr. Isa Odidi, Chief Executive Officer and co-founder of Intellipharmaceutics. “As we await the United States Food and Drug Administration (“FDA”) decision on our RexistaTM New Drug Application (“NDA”) by the September 25, 2017 Prescription Drug User Fee Act (“PDUFA”) goal date, we are working diligently on initiating a previously planned Category 3 study shortly to support certain label claims. We currently anticipate this study will take nine months from commencement to complete.

“Our drug development and commercialization initiatives remain on track, and we believe that our product portfolio positions us well for growth. Furthermore, strengthening our PODRASTM overdose technology’s patent portfolio is a positive development as we progress toward initiating the proof of concept trials in humans required to bring this potentially differentiating technology to market.”

RexistaTM Abuse-Deterrent Extended Release Oxycodone Program Update

Intellipharmaceutics is in the process of commencing its planned Category 3 human abuse potential study to provide additional data to support the intranasal route of abuse-deterrent labeling claims for RexistaTM. The FDA continues its review of RexistaTM, with a PDUFA goal date of September 25, 2017 for completion of its review of the product’s NDA. The submission is supported by Category 1 abuse-deterrent studies and pivotal pharmacokinetic studies that demonstrated that RexistaTM is bioequivalent to Purdue Pharma L.P.’s (“Purdue”) OxyContin® (oxycodone hydrochloride extended release) and can be administered with or without a meal (i.e., no food effect).

A trial date for the previously announced patent litigation by Purdue against the Company regarding RexistaTM has been set for October 22, 2018. The FDA is stayed from granting approval of RexistaTM until August 24, 2019 unless the court declares Purdue’s patents to be invalid, or not infringed; or the matter is otherwise settled among the parties. The Company believes that it does not infringe the subject patents and that it has a well-prepared strategy to vigorously defend against the claims.

Intellectual Property Portfolio Update

PODRASTM Technology

In December 2016, the Company announced the grant of U.S. Patent No. 9,522,119 and Canadian Patent No. 2,910,865 in respect of “Compositions and Methods for Reducing Overdose”.  The issued patents cover aspects of the Company's Paradoxical OverDose Resistance Activating System (“PODRAS™”) delivery technology, which is designed to prevent overdose when more pills than prescribed are swallowed intact. Intellipharmaceutics continues to make progress regarding its PODRAS™ delivery technology, obtaining two additional patents from the U.S. Patent and Trademark Office (U.S. Patent Nos. 9700515 and 9700516) also entitled "Compositions and Methods for Reducing Overdose" and covering aspects of the Company's PODRAS™ delivery technology.

Drug Development and Commercialization Update

Generic Seroquel XR® and Generic Focalin XR®

Intellipharmaceutics’ marketing and distribution partner, Mallinckrodt LLC (“Mallinckrodt”) launched all strengths of Generic Seroquel XR® (quetiapine fumarate extended-release tablets) in the U.S. in June 2017. The Company’s marketing and distribution partner, Par Pharmaceutical Inc. (“Par”), has launched several strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release capsules) in the U.S. and the Company expects the remaining strengths to be launched in the near future. Intellipharmaceutics continues to work with Mallinckrodt and Par to gain traction in the competitive U.S. market, and is actively pursuing opportunities it has identified outside of the U.S. to expand global market reach.

Other Products

Intellipharmaceutics continues to pursue partnering opportunities of its other Abbreviated New Drug Application (“ANDA”), Abbreviated New Drug Submission (“ANDS”) and NDA products and product candidates in the U.S. The Company’s license and commercial supply agreement with Mallinckrodt grants Mallinckrodt an exclusive license to market, sell and distribute in the U.S., in addition to generic Seroquel XR® (quetiapine fumarate extended-release tablets), the following two products for which ANDAs are currently under FDA review: generic Pristiq® (desvenlafaxine extended-release tablets) and generic Lamictal® XR™ (lamotrigine extended-release tablets). The Company is also focused on optimizing manufacturing and increasing marketing activities in non-U.S. markets to support product sales.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled- and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include Rexista™, an abuse deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

There can be no assurance that we will not be required to conduct further studies for RexistaTM, that the FDA will ultimately approve the NDA for the sale of RexistaTM in the U.S. market, or that it will ever be successfully commercialized. There can be no assurance that generic Seroquel XR® or generic Focalin XR® or any other Company product, or any particular strength, will be successfully commercialized.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities,  the potential dilutive effects of  any future financing, potential liability from and costs of defending pending or future litigation, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, changes in U.S. federal income tax laws currently being considered, including, but not limited to, the U.S. changing the method by which foreign income is taxed and resulting changes to the passive foreign investment company laws and regulations which may impact our shareholders, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers' facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays, or changes in the FDA approval process or test criteria for ANDAs and NDAs challenges in securing final FDA approval for our product candidates, including RexistaTM in particular, if a patent infringement suit is filed against us, with respect to any particular product candidates (such as in the case of RexistaTM), which could delay the FDA's final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact: Intellipharmaceutics International Inc. Dr. Isa Odidi Chairman, Chief Executive Officer and Co-Chief Scientist 416.854.0909 investors@intellipharmaceutics.com
Investor Contact: ProActive Capital Kirin Smith 646.863.6519 ksmith@proactivecapital.com